Exhibit 12.1

News Corporation

Computation of Ratio of Earnings to Fixed Charges

(in Millions, Except Ratio Amounts)

(Unaudited)

	Fiscal years ended June 30,
	2010	2009	2008	2007	2006
Earnings:
Income (loss) before income tax expense (benefits)	$3,323	$(5,539)	$7,321	$5,306	$4,405
Add:
Equity (earnings) losses from affiliates	(448)	309	(327)	(1,019)	(888)
Dividends received from affiliates	317	298	342	252	178
Fixed Charges, excluding capitalized interest	1,214	1,152	1,081	1,016	910
Amortization of capitalized interest	73	50	33	34	44

Total earnings (losses) available for fixed charges	$4,479	$(3,730)	$8,450	$5,589	$4,649

Fixed charges:
Interest on debt and finance lease charges	$991	$927	$882	$843	$792
Capitalized interest	44	55	44	24	28
Interest element on rental expense	223	225	199	173	118

Total fixed charges	$1,258	$1,207	$1,125	$1,040	$938

Ratio of earnings to fixed charges	3.6	**	7.5	5.4	5.0

**	Earnings did not cover fixed charges by $4.9 billion during the fiscal year ended June 30, 2009 due to non-cash impairment charges of $8.9 billion ($7.2 billion net of tax).